

Jeremy Alumbaugh · 2nd

Managing Director at Chattanooga Football Club

Chattanooga, Tennessee, United States · 500+ connections ·

Contact info

 **Chattanooga Football Club**

 **University of Wisconsin-Oshkosh**

Experience



Managing Director
Chattanooga Football Club · Full-time
Dec 2019 – Present · 1 yr 5 mos
Chattanooga, Tennessee Area

Managing Director
-Oversight, direction, and leadership to all business operations of the organization
-Providing guidance to the technical staff on roster building, recruitment, and budget planning
-Responsible for reporting directly to the Chairman, and Board of Directors
-Representative on the Academy Board of Directors

Owner
Flatland Sports Managment, LLC.
Jan 2008 – Present · 13 yrs 4 mos
O'Fallon, IL

Sports Management company specializing in sports camps, tournaments, professional scouting/recruitment, and youth & semi-professional club operations. 20 + years of experience in the ever-changing sports industry.
Consulting to sports organizations, clubs, coaching, operations and administrative staffs.



Vice President/General Manager

Saint Louis FC
Mar 2014 – Dec 2019 · 5 yrs 10 mos
Greater St. Louis Area

Vice President/General Manager for Saint Louis FC USL Franchise
-Oversight of Day to Day Business and Soccer Operations
-Executive and Management Team Member



Director of Coaching

St. Louis Scott Gallagher
Dec 2009 – Jul 2014 · 4 yrs 8 mos
Collinsville, IL

Director of Coaching Boys & Girls
-Assistant Director of US Development Soccer Academy Program
-Head Coach U18, 12, 11 SLSG IL Boys Teams
-Head Coach U20 SLSG Boys Team



Assistant Men's Soccer Coach

Southern Illinois University Edwardsville
Jul 2010 – May 2012 · 1 yr 11 mos
Edwardsville, IL

Assistant Men's Soccer Coach SIUe
-Responsible for Recruiting and Day to Day Operations of Men's Soccer Program
-Oversight of Traditional and Non-Traditional Season Training Sessions
-Assistant Director of SIUe Men's Soccer Summer Soccer Academy

Show 3 more experiences ⌄

Education



University of Wisconsin-Oshkosh

Secondary Education- Social Sciences, Secondary Education and Teaching
1991 – 1995
Activities and Societies: Men's Soccer

Secondary Education

Licenses & certifications



NSCAA Director of Coaching Diploma

 National Soccer Coaches Association of America

USSF Coaching License
United States Soccer Federation

Volunteer experience

Game Day Volunteer
Southern Illinois Special Olympics
Apr 2010 – Apr 2011 • 1 yr 1 mo

Rewarding.



